ATRIUM
INNOVATIONS

08003137

SEC
Mail Processing
Section

MAY 3 0 2008

Washington, DC
101

May 22, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Press release dated May 22, 2008: "Atrium Completes the Sale of its Active Ingredients and Specialty Chemicals Division".**

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

PRESS RELEASE
FOR IMMEDIATE RELEASE

ATRIUM COMPLETES THE SALE OF ITS ACTIVE INGREDIENTS AND SPECIALTY CHEMICALS DIVISION

Quebec City, Canada, May 22, 2008 – In accordance with the terms previously announced on April 4, 2008, Atrium Innovations Inc. "Atrium" (TSX: ATB) today announced that it has completed the sale of its Active Ingredients and Specialty Chemicals division for total proceeds of US$166.4 million in cash, subject to a post-closing working capital adjustment. Atrium is now a health and nutrition pure-play and the net proceeds from the transaction will provide the Company with better financial flexibility to pursue its corporate strategy.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based and professionally endorsed products for the health and nutrition industries. The Company focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America and Europe. Atrium has over 575 employees and operates five manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

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Investor Relations:
Mario Paradis
Vice President and Chief Financial Officer
Tel.: (418) 652-1116, ext. 334
mparadis@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
Tel.: (514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

END